UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*




                                THREDUP INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                        Class A common stock, par value $0.0001 per share
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                        (Title of Class of Securities)


                                    88556E102
                  --------------------------------------------
                                 (CUSIP Number)


                                 December 31, 2021
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[] Rule 13d-1(b)

[] Rule 13d-1(c)

[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP No. 88556E102                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman  Sachs Asset Management
           (Goldman Sachs Asset Management, L.P., together with GS Investment Strategies, LLC, "Goldman Sachs Asset Management")
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 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC Use Only



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 4.   Citizenship or Place of Organization

           Delaware

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                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               7,789,363
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               7,789,363

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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           7,789,363


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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

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11.   Percent of Class Represented by Amount in Row (9)


           14.9 %


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12.   Type of Reporting Person

           IA

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Item 1(a).         Name of Issuer:
                   THREDUP INC.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   969 Broadway, Suite 200,
		   Oakland, CA 94607

Item 2(a).         Name of Persons Filing:

                   GOLDMAN SACHS ASSET MANAGEMENT

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   Goldman Sachs Asset Management
                   200 West Street
                   New York, NY  10282

Item 2(c).         Citizenship:
                   GOLDMAN SACHS ASSET MANAGEMENT, L.P. - Delaware GS INVESTMENT STRATEGIES, LLC - Delaware


Item 2(d).         Title of Class of Securities:
                   Class A common stock, par value $0.0001 per share

Item 2(e).         CUSIP Number:
                   88556E102

Item 3.            Not Applicable

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s)to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Clients of the Reporting Person(s) have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. Clients known to have such right or power with respect to more than 5% of the class of securities to which this report relates are:
                   NONE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
				Not Applicable


Item 8.            Identification and Classification of Members of the Group.
                   		Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   	Not Applicable


--------------------------

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 08, 2022,

             GOLDMAN SACHS ASSET MANAGEMENT, L.P.

             By:/s/ Terry Mosher
              ----------------------------------------
             Name:  Terry Mosher
             Title:  Attorney-in-fact

             GS INVESTMENT STRATEGIES, LLC

             By:/s/ Terry Mosher
              ----------------------------------------
             Name:  Terry Mosher
             Title:  Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------
  99.1          Joint Filing Agreement
  99.2          Power of Attorney, relating to
                GOLDMAN SACHS ASSET MANAGEMENT, L.P.
  99.3          Power of Attorney, relating to
                GS INVESTMENT STRATEGIES, LLC

                                                                  EXHIBIT (99.1)

                                JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A common stock, par value $0.0001 per share, of THREDUP INC.
and further agree to the filing of this agreement  as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  February 08, 2022,

             GOLDMAN SACHS ASSET MANAGEMENT, L.P.

             By:/s/ Terry Mosher
              ----------------------------------------
             Name:  Terry Mosher
             Title:  Attorney-in-fact

             GS INVESTMENT STRATEGIES, LLC

             By:/s/ Terry Mosher
              ----------------------------------------
             Name:  Terry Mosher
             Title:  Attorney-in-fact

                                                                  EXHIBIT (99.2)

                          POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS ASSET MANAGEMENT, L.P. does hereby make, constitute and appoint each of Stephanie Snyder, Terry Mosher, Jamie Minieri, Rachel Fraizer, and Terrance Grey (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 6, 2021.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
By: GSAM HOLDINGS LLC., its General Partner


By: /s/  David Plutzer
____________________________
Name: David Plutzer
Title: Authorized Signatory, Managing Director

                                                                  EXHIBIT (99.3)


                             POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS GS INVESTMENT STRATEGIES, LLC
(the "Company") does hereby make, constitute and appoint each of Stephanie Snyder, Jerry Li, Jamie Minieri, Nicole Clark, Terry Mosher,
Rachel Fraizer, and Terrance Grey (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act,giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.


IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 2020


GS INVESTMENT STRATEGIES, LLC

By: /s/  David W. Lang
____________________________
Name:  David W. Lang
Title: Authorized Signatory and Managing Director